# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stellar V Capital Corp., CIK 0002033593
CUSIP: G8475V103
Title of class of securities: Class A ordinary share, par value $0.0001 per share
Address of issuer's principal executive offices: 230 PARK AVENUE, SUITE 1540, NEW YORK, New York (NY), 10169
Date of event which requires filing of this statement: 01/30/2025
Filed by CIK 0001911194
Persons authorized to receive notices and communications: Prokopios (Akis) Tsirigakis, Co-Chief Executive Officers, 230 Park Avenue, Suite 1540, New York, New York (NY), 10169, (212) 661-7566; George Syllantavos, Co-Chief Executive Officers, 230 Park Avenue, Suite 1540, New York, New York (NY), 10169, (212) 661-7566

## Reporting persons
- Stellar V Sponsor LLC (CIK 0001911194): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,349,925; shared voting power 0; sole dispositive power 6,349,925; shared dispositive power 0; aggregate amount beneficially owned 6,349,925 (29.4% of the class)
  Comment: Consists of (i) 365,000 Class A ordinary shares, $0.0001 par value, of Stellar V Capital Corp. (the "Issuer") ("Class A Ordinary Shares") underlying the private placement units held directly by Stellar V Sponsor LLC and (ii) 5,984,925 Class B ordinary shares, $0.0001 par value, of the Issuer ("Class B Ordinary Shares," and together with the Class A Ordinary Shares, the "Ordinary Shares") held directly by Stellar V Sponsor LLC, which will convert into Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. Prokopios (Akis) Tsirigakis and George Syllantavos are the managing members of Stellar V Sponsor LLC and therefore have voting and investment power over the Class A Ordinary Shares and Class B Ordinary Shares held by Stellar V Sponsor LLC.
  
  Based on 21,614,925 Class A Ordinary Shares deemed to be outstanding, including (i) 15,000,000 Class A Ordinary Shares currently issued and outstanding, (ii) 6,059,925 Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held by Stellar V Sponsor LLC and other initial shareholders of the Issuer, and (iii) 555,000 Class A Ordinary Shares underlying the private placement units held by Stellar V Sponsor LLC and BTIG LLC, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 30, 2025.
- Prokopios (Akis) Tsirigakis (CIK 0001333844): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 6,349,925; shared voting power 0; sole dispositive power 6,349,925; shared dispositive power 0; aggregate amount beneficially owned 6,349,925 (29.4% of the class)
  Comment: Consists of (i) 365,000 Class A Ordinary Shares underlying the private placement units held directly by Stellar V Sponsor LLC and (ii) 5,984,925 Issuer's Class B Ordinary Shares held directly by Stellar V Sponsor LLC, which will convert into Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. Prokopios (Akis) Tsirigakis and George Syllantavos are the managing members of Stellar V Sponsor LLC and therefore have voting and investment power over the Class A Ordinary Shares and Class B Ordinary Shares held by Stellar V Sponsor LLC.
  
  Based on 21,614,925 Class A Ordinary Shares deemed to be outstanding, including (i) 15,000,000 Class A Ordinary Shares currently issued and outstanding, (ii) 6,059,925 Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held by Stellar V Sponsor LLC and other initial shareholders of the Issuer, and (iii) 555,000 Class A Ordinary Shares underlying the private placement units held by Stellar V Sponsor LLC and BTIG LLC, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 30, 2025.
- George Syllantavos (CIK 0001333845): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 6,349,925; shared voting power 0; sole dispositive power 6,349,925; shared dispositive power 0; aggregate amount beneficially owned 6,349,925 (29.4% of the class)
  Comment: Consists of (i) 365,000 Class A Ordinary Shares underlying the private placement units held directly by Stellar V Sponsor LLC and (ii) 5,984,925 Issuer's Class B Ordinary Shares held directly by Stellar V Sponsor LLC, which will convert into Class A Ordinary Shares on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. Prokopios (Akis) Tsirigakis and George Syllantavos are the managing members of Stellar V Sponsor LLC and therefore have voting and investment power over the Class A Ordinary Shares and Class B Ordinary Shares held by Stellar V Sponsor LLC.
  
  Based on 21,614,925 Class A Ordinary Shares deemed to be outstanding, including (i) 15,000,000 Class A Ordinary Shares currently issued and outstanding, (ii) 6,059,925 Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held by Stellar V Sponsor LLC and other initial shareholders of the Issuer, and (iii) 555,000 Class A Ordinary Shares underlying the private placement units held by Stellar V Sponsor LLC and BTIG LLC, as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.0001 per share
Name of issuer: Stellar V Capital Corp.
Address of issuer's principal executive offices: 230 PARK AVENUE, SUITE 1540, NEW YORK, New York (NY), 10169
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to the Class A Ordinary Shares of the Issuer. The address of the Issuer's principal executive office is 230 PARK AVENUE, SUITE 1540, NEW YORK, NY, 10169. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following persons: (i) Stellar V Sponsor LLC, a Delaware limited liability company (the "Sponsor"), (ii) Prokopios (Akis) Tsirigakis and (iii) George Syllantavos. Each of the foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal place of business for each of the Reporting Persons is: c/o Stellar V Sponsor LLC, 230 PARK AVENUE, SUITE 1540, NEW YORK, NY, 10169.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer'sponsor. Prokopios (Akis) Tsirigakis serves as the president of the Sponsor and Co-Chief Executive Officer, President and Chairman of the board of directors of the Issuer. George Syllantavos serves as the Co-Chief Executive Officer, Chief Financial Officer and director of the board of directors of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The Sponsor -- Delaware, U.S.A.
Prokopios (Akis) Tsirigakis -- Greece
George Syllantavos -- Greece

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
In connection with the organization of the Issuer, on July 15, 2024, the Sponsor paid $25,000 to cover certain expenses on the Issuer's behalf in consideration of 4,312,500 founder shares. Subsequently, on October 2, 2024, the Issuer, through a share capitalization, issued the Sponsor an additional 1,747,425 founder shares as bonus shares, as a result of which the Sponsor has purchased an aggregate of 6,059,925 founder shares, resulting in a per share price of approximately $0.004. On December 2, 2024, the Sponsor transferred 25,000 Class B Ordinary Shares to each of the three independent directors, for approximately $0.004 per share. After such transfer, the Sponsor holds an aggregate of 5,984,925 Class B Ordinary Shares, and the Issuer's three independent directors hold an aggregate of 75,000 Class B Ordinary Shares, in addition to the interests they hold indirectly through the membership in the Sponsor.

On January 31, 2025, simultaneously with the closing of the Issuer's Initial Public Offering (the "IPO"), the Sponsor purchased 365,000 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of January 30, 2025, by and between the Issuer and the Sponsor (the "Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Class A Ordinary Share and one-half of one warrant, each whole warrant exercisable to purchase one Class A Ordinary Share, at an exercise price of $11.50 per share (as described more fully in the Issuer's Final Prospectus dated January 30, 2025).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Sponsor, Prokopios (Akis) Tsirigakis and George Syllantavos have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) and (b) As of January 30, 2025, the Sponsor directly beneficially owned 365,000 Class A Ordinary Shares and 5,984,925 Class B Ordinary Shares (the "Founder Shares," and collectively with the 365,000 Class A Ordinary Shares, the "Sponsor Shares"). As the managing members of the Sponsor, Prokopios (Akis) Tsirigakis and George Syllantavos may be deemed to beneficially own the Sponsor Shares.

The Sponsor Shares represent approximately 29.4% of the 21,614,925 Class A Ordinary Shares that were deemed to be outstanding following the Issuer's IPO as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 30, 2025 (the "Final Prospectus").
Number of shares as to which each person has sole or shared power to vote or dispose:
a) and (b) As of January 30, 2025, the Sponsor directly beneficially owned 365,000 Class A Ordinary Shares and 5,984,925 Class B Ordinary Shares (the "Founder Shares," and collectively with the 365,000 Class A Ordinary Shares, the "Sponsor Shares"). As the managing members of the Sponsor, Prokopios (Akis) Tsirigakis and George Syllantavos may be deemed to beneficially own the Sponsor Shares.

The Sponsor Shares represent approximately 29.4% of the 21,614,925 Class A Ordinary Shares that were deemed to be outstanding following the Issuer's IPO as set forth in the Issuer's final prospectus filed with the SEC pursuant to Rule 424(b)(4) on January 30, 2025 (the "Final Prospectus").
Transactions in the class effected during the past sixty days: Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on July 15, 2024, the Sponsor paid $25,000 to cover certain expenses on the Issuer's behalf in consideration of 4,312,500 Founder Shares, pursuant to a Securities Subscription Agreement by and between the Sponsor and the Issuer (the "Securities Subscription Agreement"). Subsequently, on October 2, 2024, the Issuer, through a share capitalization, issued the Sponsor an additional 1,747,425 Founder Shares as bonus shares, pursuant to an Amendment to the Securities Subscription Agreement, as a result of which the Sponsor has purchased an aggregate of 6,059,925 Founder Shares, resulting in a per share price of approximately $0.004. On December 2, 2024, the Sponsor transferred 25,000 Class B Ordinary Shares to each of the three independent directors, for approximately $0.004 per share. After such transfer, the Sponsor holds an aggregate of 5,984,925 Class B Ordinary Shares, and the Issuer's three independent directors hold an aggregate of 75,000 Class B Ordinary Shares, in addition to the interests they hold indirectly through the membership in the Sponsor.

The description of the Securities Subscription Agreement and the Amendment to the Securities Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibits 10.1 and 10.2 hereto.

Placement Units Purchase Agreement between the Issuer and Sponsor

On January 30, 2025, simultaneously with the consummation of the IPO, the Sponsor purchased 365,000 Placement Units pursuant to the Placement Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below).

The description of the Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.3 hereto.

Insider Letter

On January 30, 2025, in connection with the IPO, the Issuer, the Sponsor, officers and directors of the Issuer entered into a letter agreement (the "insider Letter"). Pursuant to the Insider Letter, the Sponsor officers and directors of the Issuer agreed (A) to vote their Founder Shares, any Ordinary Shares underlying the Placement Units and any public shares in favor of any proposed business combination, except that it or he shall not vote any Class A Ordinary Shares that it or he purchased after the Issuer publicly announces its intention to engage in such proposed business combination for or against such proposed business combination, (B) not to propose an amendment to the Issuer's Amended and Restated Memorandum and Articles of Association (i) that would modify the substance or timing of the Issuer's obligation to redeem 100% of the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the IPO, or (ii) with respect to any other provision relating to the rights of holders of Class A Ordinary Shares or pre-initial business combination activity, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer's trust account set up in connection with the IPO (the "Trust Account") including interest earned on the funds held in the Trust Account and net of taxes payable, divided by the number of then outstanding public shares, (C) not to redeem any Ordinary Shares in connection with a shareholder vote to approve the Issuer's proposed initial business combination or a vote to amend the provisions of the Issuer's Amended and Restated Memorandum and Articles of Association relating to shareholders' rights or pre-business combination activity and (D) that the Founder Shares and any Ordinary Shares underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that, in the event of the liquidation of the Trust Account of the Issuer, it will indemnify and hold harmless the Issuer against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) to which the Issuer may become subject as a result of any claim by (i) any third party for services rendered or products sold to the Issuer or (ii) a prospective target business with which the Issuer has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a "Target"); provided, however, that such indemnification of the Issuer by the Sponsor shall apply only to the extent necessary to ensure that such claims by a third party for services rendered (other than the Issuer's independent public accountants) or products sold to the Issuer or a Target do not reduce the amount of funds in the Trust Account to below (A) $10.07 per share of the Offering Shares or (B) such lesser amount per share of the Offering Shares held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case including interest earned on the funds held in the Trust Account and net of taxes payable, except as to any claims by a third party or Target that executed an agreement waiving claims against and all rights to seek access to the Trust Account whether or not such agreement is enforceable.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.4 hereto.

Registration Rights Agreement

On January 30, 2025, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Securities Subscription Agreement, dated as of July 19, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on December 4, 2024).

Exhibit 10.2 Amendment to Securities Subscription Agreement, dated as of July 19, 2024, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 initially filed by the Issuer with the SEC on December 4, 2024).

Exhibit 10.3 Private Placement Units Purchase Agreement, dated as of January 30, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 4, 2025).

Exhibit 10.4 Letter Agreement, dated as of January 30, 2025, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 4, 2025).

Exhibit 10.5 Registration Rights Agreement, dated as of January 30, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 4, 2025).

Exhibit 99.1 Joint Filing Agreement, dated as of May 14, 2025, by and among the Reporting Persons.

## Signatures
- Stellar V Sponsor LLC: Stellar V Sponsor LLC, Prokopios (Akis) Tsirigakis/President (05/14/2025)
- Prokopios (Akis) Tsirigakis: Prokopios (Akis) Tsirigakis, Prokopios (Akis) Tsirigakis (05/14/2025)
- George Syllantavos: George Syllantavos, George Syllantavos (05/14/2025)